January 10, 2011
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Re:	H&R Block, Inc. Form 10-K for the fiscal year ended April 30, 2010 Form 10-Q for the quarter ended July 31, 2010 File No. 1-6089
Dear Mr. Spirgel:
This letter responds to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the letter dated December 17, 2010 to Alan Bennett, the Chief Executive Officer of H&R Block, Inc. (the “Company”), regarding the Company’s Form 10-K for the year ended April 30, 2010, and Form 10-Q for the three months ended July 31, 2010 (the “Staff Comment Letter”).
The comment in the Staff Comment Letter for which you required specific response are reproduced below, with our response immediately following.
We acknowledge that the accuracy of the disclosures in our SEC filings is the responsibility of the Company. We also acknowledge that Staff comment or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Year Ended April 30, 2010
Note 18: Litigation and Related Contingencies, page 62
Discontinued Operations, page 23
1.	We note your response to prior comment one to our letter dated November 12, 2010 and comment five to our letter dated October 12, 2010. We note that you have exposure to loss in excess of the amount accrued, pursuant to the provisions of paragraph 450-20-30-1. We also note that you believe that you are unable to determine a reasonably possible range of potential loss for exposure to loss in excess of amounts accrued. Given the assumptions used in determining the accrual, it is unclear why you would be unable to provide an estimate of the additional loss or range of loss that could be reasonably possible. Tell us how you determined that the accrual amount is the only amount that is reasonably possible or revise to provide a range of loss. If you continue to believe that you are unable to estimate the loss or range of possible losses, please provide proposed disclosure that explicitly states that you are unable to estimate the potential loss above your accrual that could be reasonably possible and explain why you cannot estimate a range despite your exit from the business in December 2007.

Loss Contingencies of Sand Canyon Corporation (SCC)

H&R Block acquired SCC, a subprime mortgage originator and servicer, in 1997. In 2007, SCC ceased originating mortgage loans and in April 2008 sold its servicing assets. During the period

United States Securities and Exchange Commission
Mr. Larry Spirgel
January 10, 2011
- Page 2 -
from 1997 to 2007 the principal balance of mortgage loans originated by SCC was approximately $169 billion. All originated loans were subsequently sold or securitized. Although SCC ceased operating activities over two years ago, it has potential contingent obligations related to expressly limited representations and warranties it provided in connection with its disposition of these mortgage loans.
ASC 450: Contingencies
Our understanding of ASC 450, Contingencies, is that there are two assessments of “probable” related to potential loss contingencies arising from unasserted claims. The first assessment involves determining whether an unasserted claim is probable of being asserted. The second assessment is to determine whether a loss is probable or reasonably possible related to claims that are deemed probable of assertion. Assessments of whether losses are probable or reasonably possible, and certain ASC 450 disclosures, are not required for unasserted claims where assertion of a claim is not deemed probable.
Claims not Deemed Probable of Assertion
Since May 1, 2008 asserted claims relating to representation and warranty obligations have related exclusively to loans originated in calendar years 2005, 2006, and 2007, and have totaled $707 million (0.4% of all originations). Of SCC’s total loan originations, approximately $85 billion were originated in years prior to 2005. SCC believes it is not probable that claims in material amounts will be asserted related to loans originated prior to 2005. Loan originations during calendar years 2005 — 2007 totaled $84 billion. These originations include loans that are not probable of assertion because the loans have subsequently been paid in full or were not subject to recourse obligation in the principal amount of approximately $40 billion at October 31, 2010. SCC believes whatever future claims may occur will likely relate to the remaining principal balance of $44 billion.
Of the remaining $44 billion in loan originations, SCC’s assessment of the likelihood that claims may be asserted in the future is principally based on an analysis of the respective counterparty, specific language in the representations and warranties, and other factors. That assessment considers historical claim activity by counterparty, SCC’s view of the propensity of counterparties to assert claims, and loan payment and default history. Based on its assessment, SCC believes it is not probable that future claims will be asserted related to loan originations in the principal amount of approximately $42 billion.
As required by ASC 450, SCC has not recorded a liability for these contingencies as assertion of a claim is not assessed to be probable. Although SCC could have some exposure to loss related to these loan originations, disclosure of estimated possible losses arising from unasserted claims where assertion of a claim is judged not to be probable is not required [ASC 450-20-50-6 and ASC 450-20-55-15].
Claims Deemed Probable of Assertion
The remaining balance of approximately $2 billion represents loans originated in calendar years 2005, 2006, and 2007 from which SCC believes future claims are probable of assertion. SCC has recorded a corresponding liability related to contingent losses on representation and warranty obligations equal to $185 million at October 31, 2010. This includes approximately $50 million established under an indemnity agreement with a specific counterparty in exchange for a full and complete release of such party’s ability to assert representation and warranty claims.
SCC’s practice has been to develop its best estimate of a probable loss and it has not developed a range of reasonably possible loss outcomes. SCC’s estimate of loss on future claims deemed

United States Securities and Exchange Commission
Mr. Larry Spirgel
January 10, 2011
- Page 3 -
probable of assertion is based on objective data, including historical rates at which asserted claims have been deemed valid (“validity rate”) and actual loss severity rates based on the liquidation of collateral over the most recent 90 days. SCC is not able to estimate reasonably possible loss outcomes in excess of its current reserve because validity and loss severity rates can vary significantly from claim to claim due to several factors including whether claims are eligible under conditions limiting the scope of SCC’s representation and warranties, the existence of sufficient evidence of a breach of a representation and warranty that led to a material adverse impact to a loan’s value, among others. Thus, future validity and severity rates may differ greatly from historical experience. As noted above, SCC does not develop its accrual based on a range of possible losses, but instead makes a best estimate of probable loss.
It is possible to perform a sensitivity analysis of the reserve, and based on such analysis a 1% increase in both validity rates and loss severities would result in losses above SCC’s accrual of approximately $15 million. SCC is prepared to disclose the results of this analysis.
The following is an example of the disclosure that will therefore be included in future quarterly filings:
SCC has recorded a liability for losses from future claims related to specific loans where assertion of a claim and a related contingent loss are both deemed probable. Because the rate at which future claims may be deemed valid and loss severity rates may differ significantly from historical experience, SCC is not able to estimate reasonably possible loss outcomes in excess of its current reserve. A 1% increase in both assumed validity rates and loss severities would result in losses above SCC’s accrual of approximately $15 million.
While SCC uses the best information available to it in estimating its liability, assessing the likelihood that claims will be asserted in the future and estimating probable losses are inherently difficult and require considerable management judgment. Although net losses on settled claims since May 1, 2008, have been within initial loss estimates, to the extent that the level of claims asserted, the level of valid claim volumes, the counterparties asserting claims, the nature of claims, or the value of residential home prices differ in the future from current estimates, future losses may be greater than the current estimates and those differences may be significant.
Please contact me at (816) 854-4559 if additional information is necessary in response to the Staff’s comments.
Sincerely,

/s/ Colby Brown
Corporate Controller
H&R Block, Inc.

cc:	Jeffrey T. Brown, Chief Financial Officer Jim Ash, Interim General Counsel Howard Cohen, Partner, Deloitte & Touche LLP David Baker Lewis, Audit Committee Chairman